55 Green Street

San Francisco, CA 94111

Eduardo Iniguez

February 26, 2024

Dear Eduardo,

We’re pleased to extend an offer of employment to you for the position of Chief Executive Officer of Getaround Operations LLC, a Delaware limited liability company (the “Company”), a wholly-owned subsidiary of Getaround, Inc. (the “Parent”). This offer of employment is conditioned on your satisfactory completion of certain requirements, as more fully explained in this letter. Your employment is subject to the terms and conditions set forth in this letter.

1.
Duties. You will perform such duties and have such responsibilities as are customary for the position of Chief Executive Officer and as may be directed by the board of directors (the “Board”) of the Parent, to whom you will report. You agree to devote your full business time, attention and best efforts to the performance of your duties and to the furtherance of the Company’s interests. Notwithstanding the foregoing, nothing in this letter will preclude you from devoting reasonable periods of time to charitable and community activities, managing personal investment assets and, subject to Board approval which will not be unreasonably withheld, serving on boards of other companies (public or private) not in competition with the Company, provided that none of these activities, individually or in the aggregate, interferes with the performance of your duties hereunder or creates a conflict of interest.
2.
Remote Work. Getaround has implemented a “remote first” policy, which means you will be expected to work from your home or other remote location for the majority of your time, however you will also be expected to attend regular in-person meetings at the Company’s headquarters in San Francisco, California from time to time, and to travel for business as needed to properly fulfill your employment duties and responsibilities.
3.
Start Date. Subject to satisfaction of all of the conditions described in this letter, your anticipated start date is February 26, 2024 (the “Start Date”).
4.
Base Salary. In consideration of your services, you will be paid an initial base salary of $650,000 per year, subject to review annually, payable bi-monthly in accordance with the standard payroll practices of the Company and subject to all withholdings and deductions as required by law. On January 1, 2025 and on the same day of each successive year during the Term, your base salary will be increased by 3%.
5.
Bonus Opportunities. You will be eligible for the bonus payments set forth in Sections 5a, 5b and 5c below, provided that you remain employed by the Company through the date on which the bonus is “Earned” as defined respectively in 5a, 5b and 5c below (the “Continued Employment Requirement”).
a.
Annual Bonus. You will be eligible to participate in the Company's annual bonus plan with a target bonus opportunity equal to 100% of your then current Annual Base Salary. Actual payments will be determined based on a combination of Company results and individual performance against the applicable performance goals established by the Board, or the Compensation Committee of the Board (the “Compensation Committee”). Any annual bonus with respect to a particular calendar year will be Earned on December 31 of the relevant calendar year and will be paid, if at all, within 2 1/2 months following the end of the year. Notwithstanding the foregoing: (i) in respect of the 2024 and 2025 calendar years, your annual bonus will be no less than 50% of your base salary without regard to meeting Company results or performance goals; and (ii) in 2024, any additional bonus in excess of 50% of your base salary will not be pro-rated from the Start Date, if you meet your targets by December 31, 2024. Your eligibility to receive any bonus payment under this Section 5(a) is conditioned upon meeting the Continued Employment Requirement.
b.
Milestone Bonuses. Subject to your meeting the Continued Employment Requirement through the date the milestone bonus is Earned, you will be eligible to earn the following milestone bonuses, each of which may only be earned only once:
i.
if the Company’s aggregate Adjusted EBITDA over the preceding consecutive four (4) fiscal quarters (with the first such fiscal quarter commencing no earlier than the Start Date) is greater than zero, as determined by the Board in good faith no more than 60 days following the end of each fiscal quarter, a milestone bonus in the amount of $5 million, which amount will be payable to you within thirty (30) days of the Board's determination that such goal has been achieved (the “First Milestone Bonus”). The First Milestone Bonus shall be Earned on the last day of the four fiscal quarter period in which the Company’s aggregate adjusted EBITDA is greater than zero; and
ii.
if the Company’s aggregate Adjusted EBITDA over the preceding consecutive four (4) fiscal quarters (with the first such fiscal quarter commencing no earlier than the Start Date) is at least $25 million, as determined by the Board in good faith no more than 60 days following the end of each fiscal quarter, a milestone bonus in the amount of $6 million, which amount will be payable to you within thirty (30) days of the Board's determination that such goal has been achieved (the “Second Milestone Bonus”). The Second Milestone Bonus shall be Earned on the last day of the four fiscal quarter period over which the Company’s aggregate adjusted EBITDA is at least $25 million.
iii.
For the purposes of the bonuses in Section 5b above: (i) EBITDA shall be calculated without accrual of any bonus which may be payable as a result of meeting the requirements for the First or Second Milestone Bonus; and (iI) EBITDA shall be calculated using generally accepted accounting principles consistently applied, provided that Adjusted EBITDA will be determined in good faith by the Board in its sole discretion.
iv.
Notwithstanding the dates for payments set forth above, if the First or Second Milestone Bonus is owed with respect to a fourth fiscal quarter that ends at the end of a calendar year, the applicable bonus shall be paid no later than by March 15 of the following year.
c.
Signing Bonus. In recognition of your continued service to the Company through the first anniversary of the Start Date (the “Retention Period”) the Company will pay you a retention bonus in the amount of $350,000, less all applicable withholdings and deductions required by law (the “Signing Bonus”), in a lump sum payment within thirty (30) days following the Start Date. For the avoidance of any doubt, the Retention Bonus is an advance on wages and will not be deemed earned unless the Continued Employment Requirement is met throughout the Retention Period or unless the Company terminates you without Cause prior to the end of the Retention Period. In the event you do not meet the Continued Employment Requirement through the end of the Retention Period, you will be required to repay 100% of the $350,000 Signing Bonus to the Company unless the failure to meet the Continued Employment Requirement through the end of the Retention Period is due to the Company terminating you without Cause prior to the end of the Retention Period.
6.
Equity Awards. Subject to the approval of the Board, as a material inducement for you to join Getaround, the Company will grant you (i) a first equity award in the form of stock option to purchase up to 11,100,000 shares of the Company’s common stock, which number shall be equal to ten percent (10%) of the Company’s fully diluted capitalization as of the Start Date, including the exercise of all outstanding stock options and the settlement of all outstanding restricted stock units, but excluding the exercise of any outstanding warrants, (the “First Option”), and (ii) a second equity award in the form of a stock option to purchase up to 76,950,000 shares of the Company’s common stock (the “Second Option”, and together with the First Option, the “Options”). The options will be subject to the terms and conditions set forth in an award agreement, which will be substantially similar to the applicable terms and conditions of the Parent’s 2022 Equity Incentive Plan (the “Equity Incentive Plan”) and will vest as follows: (a) 25% of the total number of shares subject to the First Option will vest on the one-year anniversary of your Start

Date, and an additional 1/4th of the total number of shares subject to the Option will vest on the same day of each of the subsequent three years thereafter; and (b) 25% of the shares subject to the second option will vest on the one-year anniversary of your Start Date, an additional 25% of the shares subject to the second option will vest on the second anniversary of your Start Date, an additional 25% of the shares subject to the second option will vest on the third anniversary of your Start Date, and the remaining 25% of the shares subject to the second option will vest on the fourth anniversary of your Start Date; provided that such vesting shall be delayed, in whole or part, if required, so that at no time shall more than the Adjusted Number of Shares be vested. The exercise price of the Options will be the most recent closing price of the Company’s common stock traded on the New York Stock Exchange as of the date of grant. For the purposes of this Section 6, the term, “Adjusted Number of Shares” means the total number of shares subject to the Second Option multiplied by the quotient obtained by dividing (x) the total number of shares of common stock issued upon the conversion of the Company’s outstanding 8.00%/9.50% Convertible Senior Secured PIK Toggle Notes due 2027, by (y) 769,500,000, provided that in no case will the Adjusted Number of Shares exceed the total number of shares subject to the Second Option. The Options will have a maximum term of ten (10) years, subject to earlier expiration in the event your service with the Company terminates. The Company shall register the grant of the Option to you with the US Securities and Exchange Commission on a Form S-8, which shall include a reoffer prospectus for the shares issuable upon exercise of the Option.

You represent and warrant that the Options are a material inducement for you to accept this offer of employment, as described in Section 303A.08 of the NYSE Listed Company Manual, and you acknowledge that the material terms of the Options will be disclosed by the Company in a press release, as required under such provision.

7.
Change in Control and Severance Benefits.
a.
Severance. In the event the Company (or any parent, subsidiary or successor of the Company) terminates your employment without Cause, you will receive base salary severance in an amount equal to one hundred percent (100%) of your Annual Base Salary. The base salary severance will be paid to you at the rate, and at the time, that would otherwise be applicable to your Annual Base Salary pursuant to the Company’s normal payroll practices on the Company’s regularly scheduled payroll dates commencing with the first regularly scheduled payroll date that occurs at least eight days following the Release Deadline and continuing for twelve months thereafter, with the first payment being equal to the number of business days between your last day of employment and the date of the first payment multiplied by your Annual Base Salary rate of pay.
b.
COBRA. In the event the Company (or any parent, subsidiary or successor of the Company) terminates your employment without Cause and you timely elect to continue your health insurance coverage under COBRA, You shall be entitled to reimbursement for the cost of COBRA continuation benefits for up to twelve months from the last day of employment, provided that you must immediately notify the Company if you become eligible for insurance through a new employer during that twelve month period, at which time reimbursement payments from Company will cease. COBRA reimbursement payments will be issued on a monthly basis within 7 days of you providing proof of payment of COBRA premiums.
c.
Equity Acceleration Upon Termination without Cause during Change in Control Period. If, during the Change in Control Period, the Company (or any parent, subsidiary or successor of the Company) terminates your employment without Cause, then, subject to Section 8 below, you will vest in one hundred percent (100%) of any then outstanding and unvested Equity Awards that are subject to time-based vesting (the “Double Trigger Vesting Acceleration”) effective as of the later of your termination of employment or the Change in Control. The Equity Awards will otherwise remain subject to the terms and conditions of the applicable Equity Award agreement and the Equity Incentive Plan. Notwithstanding anything stated herein or elsewhere to the contrary, if the successor to the Company or any affiliate of such successor does not agree to assume, substitute or otherwise continue any then outstanding Equity Awards at the time of a Change in Control, you will receive the Double Trigger Vesting Acceleration as of immediately prior to and contingent upon the Change in Control unless your employment with the Company (or any parent, subsidiary or successor of the Company) terminates due to your voluntary resignation, or is terminated by the Company for Cause.

8.
Conditions to Receipt of Section 7 Benefits.
a.
Release of Claims Agreement. The receipt of any severance or other benefits pursuant to Section 7 will be subject to you signing and not revoking a general release of all claims in a form provided by the Company, and such release becoming effective and irrevocable no later than the sixtieth (60th) day following your termination (such deadline, the “Release Deadline”). No severance or other benefits pursuant to Section 7 will be paid or provided pursuant to this Agreement until the release becomes effective and irrevocable. If the release does not become effective and irrevocable by the Release Deadline, you will forfeit all rights to severance payments and benefits under Section 7 of this Agreement.
b.
Confidential Information Agreement and Other Requirements. Your receipt of any payments or benefits under Section 7 will be subject to you continuing to comply with the terms of the Confidential Information and Invention Assignment Agreement entered into by and between you and the Company (the “Confidentiality Agreement”), which you acknowledge and agree will remain in full force and effect.
c.
Code Section 409A. For purposes of Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations and other guidance thereunder and any state law of similar effect (collectively “Section 409A”), each payment that is paid pursuant to this Agreement is hereby designated as a separate payment. Further (i) no severance or benefits to be paid or provided to you, if any, pursuant to this Agreement that, when considered together with any other severance payments or benefits, are considered deferred compensation under Section 409A, will be paid or otherwise provided until you have had a “separation from service” within the meaning of Section 409A, (ii) no severance or benefits to be paid or provided to you, if any, pursuant to this Agreement that are intended to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii) will be paid or otherwise provided until you have had an “involuntary separation from service” within the meaning of Section 409A, and (iii) in the case of (i) and (ii), any reference in this Agreement to “termination” or “termination of employment” or any similar term will be construed to mean a “separation from service” within the meaning of Section 409A. The parties intend that all payments and benefits provided or to be provided under this Agreement comply with, or are exempt from, the requirements of Section 409A so that none of the payments or benefits will be subject to the adverse tax penalties imposed under Section 409A, and any ambiguities herein will be interpreted to so comply or be so exempt. The Company and you agree to work together in good faith to consider amendments to this Agreement, and to take such reasonable actions, which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition under Section 409A before payments or benefits are provided to you. Any severance payments or benefits made in connection with your termination under this Agreement and provided on or before the fifteenth day of the third month following the end of your first tax year in which your termination occurs or, if later, the fifteenth day of the third month following the end of the Company's first tax year in which your termination occurs, will be exempt from Section 409A to the maximum extent permitted pursuant to Treasury Regulation Section 1.409A-1(b)(4) and any additional payments or benefits provided in connection with your termination under this Agreement will be exempt from Section 409A to the maximum extent permitted pursuant to Treasury Regulation Section 1.409A-1(b)(9)(iii) (to the extent it is exempt pursuant to such section it will in any event be provided no later than the last day of your second taxable year following the taxable year in which your termination occurs). Notwithstanding the foregoing, if any of the payments or benefits provided in connection with your termination do not qualify for any reason to be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(4), Treasury Regulation Section 1.409A-1(b)(9)(iii), or any other applicable exemption and you are, at the time of your termination, a “specified employee,” as defined in Treasury Regulation Section 1.409A-1(i), each such payment or benefit will not be provided until the first regularly scheduled payroll date that occurs on or after the date six months and one day following your termination and, on such date (or, if earlier, another date that occurs as soon as practicable after your death), you will receive all payments and benefits that would have been provided during such period in a single lump sum, if applicable. In addition, notwithstanding any other provision herein to the contrary, to the extent that any reimbursements or in-kind benefits under this Agreement or otherwise constitute non-exempt “nonqualified deferred compensation” within the meaning of Section 409A, then any such reimbursements and/or benefits (A) will be made or provided promptly but no later than December 31st of the calendar year following the year in which the expense was incurred by you, (B) will not in any way affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other calendar year, and (C) will not be subject to liquidation or exchange for another benefit.
d.
Limitation on Payments. In the event that the severance benefits provided for in this Agreement and/or other payments and benefits otherwise provided to you (a) constitute “parachute payments” within the meaning of Section 280G of the Code and (b) but for this Section 8, would be subject to the excise tax imposed by Section 4999 of the Code, then, at your election, your severance benefits under Section 3, and/or the other payments and benefits otherwise provided to you, will be either (i) delivered in full, or (ii) delivered as to such lesser extent which would result in no portion of such severance benefits being subject to excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by you on an after-tax basis, of the greatest amount of severance benefits and other payments and benefits, notwithstanding that all or some portion of such severance benefits and other payments and benefits may be taxable under Section 4999 of the Code. Unless the Company and you otherwise agree in writing, any determination required under this Section 8 will be made in writing by the Company's outside legal counsel or independent public accountants or other firm selected by the Company (the “Firm”), whose determination will be conclusive and binding upon you and the Company for all purposes. For purposes of making the calculations required by this Section 8, the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Sections 280G and 4999 of the Code. The Company and you will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section 8. The Company will bear all costs the Firm may reasonably incur in connection with any calculations contemplated by this Section 8. Any reduction made pursuant to this Section 8 will be made in accordance with the following order of priority: (A) stock options whose exercise price exceeds the fair market value of the optioned stock (i.e., “underwater options”) (B) Full Credit Payments (as defined below) that are payable in cash, (C) non-cash Full Credit Payments that are taxable, (D) non-cash Full Credit Payments that are not taxable (E) Partial Credit Payments (as defined below) and (F) non-cash employee welfare benefits. In each case, reductions will be made in reverse chronological order such that the payment or benefit owed on the latest date following the occurrence of the event triggering the excise tax will be the first payment or benefit to be reduced (with reductions made pro-rata in the event payments or benefits are owed at the same time).
9.
Definition of Terms. The following terms referred to in this Agreement will have the following meanings:
a.
Annual Base Salary. For purposes of this Agreement, “Annual Base Salary” means your annual base salary as in effect immediately prior to the date of your termination of employment.
b.
Cause. For purposes of this Agreement, “Cause” will have the meaning set forth in the Equity Incentive Plan.
c.
Change in Control. For purposes of this Agreement, “Change in Control” will have the meaning set forth in the Equity Incentive Plan, except that a partial or full conversion of the outstanding PIK Notes issued by Getaround in a principal amount of $175 million into shares of the Company’s common stock will be deemed not to be a Change in Control.
d.
Change in Control Period. For purposes of this Agreement, “Change in Control Period” means the period beginning three months prior to, and ending twelve months following, a Change in Control.
e.
Equity Award. For purposes of this Agreement, “Equity Award” means each then outstanding award relating to the Company's common stock (whether stock options, stock appreciation rights, shares of restricted stock, restricted stock units, performance shares, performance units or other similar awards).
f.
Full Credit Payment. For purposes of this Agreement, “Full Credit Payment” means a payment, distribution or benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, that if reduced in value by one dollar reduces the amount of the parachute payment (as defined in Section 280G of the Code) by one dollar, determined as if such payment, distribution or benefit had been paid or distributed on the date of the event triggering the excise tax.
g.
Partial Credit Payment. For purposes of this Agreement, “Partial Credit Payment” means any payment, distribution or benefit that is not a Full Credit Payment. In no event will you have any discretion with respect to the ordering of payment reductions.
10.
Rights Upon Termination.
a.
Accrued Benefits. Except as expressly provided in Section 7, upon the termination of your employment, you will only be entitled to: (i) all earned but unpaid salary, all accrued but unpaid vacation and all other earned but unpaid compensation or wages, including any “Earned” but unpaid bonuses (ii) any unreimbursed business expenses incurred by you on or before the termination date and which are reimbursable under the Company’s business expense reimbursement policies, which will be paid to you promptly following your submission of any required receipts and other documentation to the Company in accordance with the Company’s business expense reimbursement policies, provided such receipts and documents are received by the Company within forty-five (45) days after the date of your termination, (iii) such other compensation or benefits due under any Company-provided retirement, health or equity plans, policies, and arrangements or as otherwise required by law; and (iv) any vested Options (collectively, the “Accrued Benefits”).
b.
Disability; Death. If the Company terminates your employment as a result of your Disability where you are no longer willing or able to continue performing services for the Company, or your employment terminates due to your death, then you will not be entitled to receive severance or other benefits pursuant to this Agreement except for the Accrued Benefits.
11.
Successors.
a.
Company Successors. Any successor to the Company (whether direct or indirect and whether by purchase, merger, consolidation, liquidation or otherwise) to all or substantially all of the Company's business and/or assets will assume the obligations under this Agreement and agree expressly to perform the obligations under this Agreement in the same manner and to the same extent as the Company would be required to perform such obligations in the absence of a succession. For all purposes under this Agreement, the term “Company” will include any such successor to the Company's business and/or assets.
b.
Your Successors. The terms of this Agreement and all your rights hereunder will inure to the benefit of, and be enforceable by, your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees.
12.
Benefits and Perquisites. You will be eligible to participate in the employee benefit plans and programs generally available to the Company's executives, including group medical, dental, vision and life insurance, disability benefits and certain other benefits, subject to the terms and conditions of such plans and programs. You will be entitled to time off in accordance with the Company's policies in effect from time to time. The Company currently has a flexible time off policy. You will also be entitled to the fringe benefits and perquisites that are made available to other similarly situated executives of the Company, each in accordance with and subject to the eligibility and other provisions of such plans and programs. The Company reserves the right to amend, modify or terminate any of its benefit plans or programs at any time and for any reason. Reasonable business expenses (including first class air fare for air travel exceeding 6 hours) will be reimbursed on a monthly basis per Company policy and upon completion of the appropriate expense request form.
13.
Withholding. All forms of compensation paid to you as an employee of the Company will be less all applicable withholdings.

14.
At-will Employment. Your employment with the Company will be for no specific period of time. Rather, your employment will be at-will, meaning that you or the Company may terminate the employment relationship at any time, with or without cause, and with or without notice and for any reason or no particular reason. Although your compensation and benefits may change from time to time, the at-will nature of your employment may only be changed by an express written agreement approved by the Board and signed by a member of the Board.
15.
Section 409A. This offer letter is intended to comply with Section 409A of the Internal Revenue Code (“Section 409A”) or an exemption thereunder and will be construed and administered in accordance with Section 409A. Notwithstanding any other provision of this offer letter, payments provided under this offer letter may only be made upon an event and in a manner that complies with Section 409A or an applicable exemption. Any payments under this offer letter that may be excluded from Section 409A either as separation pay due to an involuntary separation from service or as a short-term deferral will be excluded from Section 409A to the maximum extent possible. For purposes of Section 409A, each installment payment provided under this offer letter will be treated as a separate payment. Notwithstanding the foregoing, the Company makes no representations that the payments and benefits provided under this offer letter comply with Section 409A and in no event will the Company be liable for all or any portion of any taxes, penalties, interest or other expenses that may be incurred by you on account of non-compliance with Section 409A.

Notwithstanding any other provision of this offer letter, if any payment or benefit provided to you in connection with termination of employment is determined to constitute “nonqualified deferred compensation” within the meaning of Section 409A and you are determined to be a “specified employee” as defined in Section 409A(a)(2)(b)(i), then such payment or benefit will not be paid until the first payroll date to occur following the six-month anniversary of your termination date (the “Specified Employee Payment Date”) or, if earlier, on the date of your death. The aggregate of any payments that would otherwise have been paid before the Specified Employee Payment Date will be paid to you in a lump sum on the Specified Employee Payment Date and thereafter, any remaining payments will be paid without delay in accordance with their original schedule. In addition, notwithstanding any other provision herein to the contrary, to the extent that any reimbursements or in-kind benefits under this offer letter or otherwise constitute non-exempt “nonqualified deferred compensation” within the meaning of Section 409A, then any such payments, reimbursements and/or benefits (i) will be paid or reimbursed promptly but no later than December 31st of the calendar year following the year in which the expense was incurred by you, (ii) will not in any way affect the expenses eligible for reimbursement or in-kind benefits to be provided in any other calendar year, and (iii) will not be subject to liquidation or exchange for another benefit.

16.
Miscellaneous.
a.
Modifications and Waivers. No provision of this offer letter will be modified, waived or discharged unless the modification, waiver or discharge is agreed to in writing and signed by you and by the Parent CEO. No waiver by either party of any breach of, or of compliance with, any condition or provision of this offer letter by the other party will be considered a waiver of any other condition or provision or of the same condition or provision at another time.
b.
Governing Law. Except for the Arbitration provision set forth in Section 19 below (which is governed by the Federal Arbitration Act), the validity, interpretation, construction and performance of this Agreement, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto will be governed, construed and interpreted in accordance with the laws of the state of California, without giving effect to principles of conflicts of law. Subject to Section 19 below, for purposes of litigating any dispute that may arise directly or indirectly from this Agreement, the parties hereby submit and consent to the exclusive jurisdiction of the state of California and agree that any such litigation will be conducted only in the courts of California or the federal courts of the United States located in California and no other courts.
c.
No Assignment. This offer letter and all of your rights and obligations hereunder are personal to you and may not be transferred or assigned by you at any time. The Company may assign its rights under this offer letter to any entity that assumes the Company’s obligations hereunder in connection with any sale or transfer of all or a substantial portion of the Company’s assets to such entity.
d.
Acknowledgment. You acknowledge that you have the opportunity to discuss this matter with and obtain advice from your private attorney, have had sufficient time to, and have carefully read and fully understand all the provisions of this offer letter, and are knowingly and voluntarily entering into this offer letter.
e.
Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to this offer letter by electronic means. You hereby consent to receive such documents by electronic delivery and agrees to participate through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.
17.
Employment Conditions Your employment with the Company is contingent upon your satisfaction of each of the items set forth below. You will not be permitted to commence employment with the Company or, if your employment has already commenced, your employment may be terminated, if you fail to satisfy any of these items:
a.
Verification of your right to work in the United States, as demonstrated by your completion of an I-9 form upon hire and your submission of acceptable documentation (as noted on the I-9 form) verifying your identity and work authorization within three days of your Start Date. For your convenience, a copy of the I-9 Form's List of Acceptable Documents is enclosed for your review.
b.
Satisfactory completion of a background investigation, for which the required notice and consent forms will be provided to you electronically.
c.
Prior to your first day of employment with the Company, you must have returned all property and confidential information belonging to any prior employer and you must execute and deliver to an officer of the Company this Agreement and the Company's Confidential Information and Invention Assignment Agreement, a copy of which is enclosed for your review and execution (the “Confidentiality Agreement”). Further, in connection with your employment with the Company, you must not use or disclose any trade secrets or other proprietary information or intellectual property in which you or any person (other than the Company) has any right, title or interest.
18.
Representations. By accepting this offer, you represent that you are able to accept this job and carry out the work that it would involve without breaching any legal restrictions on your activities, such as non-competition, non-solicitation or other work-related restrictions imposed by a current or former employer. You also represent that you will inform the Company about any such restrictions and provide the Company with as much information about them as possible, including any agreements between you and your current or former employer describing such restrictions on your activities. You further confirm that you will not remove or take any documents or proprietary data or materials of any kind, electronic or otherwise, with you from your current or former employer to the Company without written authorization from your current or former employer, nor will you use or disclose any such confidential information during the course and scope of your employment with the Company. If you have any questions about the ownership of particular documents or other information, you should discuss such questions with your former employer before removing or copying the documents or information.
19.
Arbitration and Equitable Relief.
a.
Arbitration. In consideration of your relationship with the Company, the Company's promise to arbitrate all relationship-related disputes and your receipt of the compensation and other benefits paid or provided to you by the Company, at present and in the future, you agree that any and all controversies, claims or disputes with anyone (including but not limited to the Company and any employee, officer, director, shareholder or benefit plan of the Company, in their capacity as such or otherwise) arising out of, relating to, or resulting from your relationship with the Company or the termination of your relationship with the Company, including any breach of this Agreement or the application of IRC section 409A, will be subject to binding arbitration under the Federal Arbitration Act (“FAA”) )and California law to the extent California law is not inconsistent with the FAA. Disputes which you agree to arbitrate, and thereby agree to waive any right to a trial by jury, include any statutory claims under state or Federal law, including, but not limited to, claims under Title VII of the Civil Rights Act of 1964, the Americans with Disabilities Act of 1990, the Age Discrimination in Employment Act of 1967, the Older Workers Benefit Protection Act, the California Fair Employment and Housing Act, the California Labor Code, claims of harassment, discrimination or wrongful termination and any statutory claims. You further acknowledge and agree that this agreement to arbitrate also applies to any disputes that the Company may have with you.
b.
Procedure. You acknowledge and agree that any arbitration will be administered by the Judicial Arbitration and Mediation Service (“JAMS”) and that the arbitrator will be selected in a manner consistent with its rules for the resolution of employment disputes. The applicable rules for the arbitration can be found at http://www.jamsadr.com/rules-employment-arbitration/. You acknowledge and agree that the arbitrator will have the power to decide any motions brought by any party to the arbitration, including motions for summary judgment and/or adjudication and motions to dismiss and demurrers, prior to any arbitration hearing. You also acknowledge and agree that the arbitrator will have the power to award any remedies, including attorneys' fees and costs, available under applicable law. You understand the Company will pay for any administrative or hearing fees charged by the arbitrator or JAMs except that you will pay the amount of any filing fees associated with any arbitration you initiate equivalent to what you would be required to pay to initiate court proceedings. You agree that the arbitrator will administer and conduct any arbitration in a manner consistent with the applicable JAMs rules. You agree to bring any dispute on an individual basis only. You understand that this Agreement prohibits both you and the Company from filing, opting into, becoming a class member in, or recovering through a class action, collective action, group action, action representing other employees, former employees, or stockholders, private attorney general action, except on an individual basis, or similar proceeding in court. To the extent the JAMs rules conflict with any provision of this Agreement, the provisions of this Agreement will govern over the JAMs rules.
c.
Remedy. Except as provided by the JAMs rules, arbitration will be the sole, exclusive and final remedy for any dispute between you and the Company. Accordingly, except as provided for by the JAMs rules, neither you nor the Company will be permitted to pursue court action regarding claims that are subject to arbitration. Notwithstanding, the arbitrator will not have the authority to disregard or refuse to enforce any lawful Company policy, and the arbitrator will not order or require the Company to adopt a policy not otherwise required by law which the Company has not adopted.
d.
Availability of Injunctive Relief. In addition to your right under the rules to petition the court for provisional relief, you agree that any party may also petition the court for injunctive relief where either party alleges or claims a violation of this Agreement or any other agreement regarding trade secrets, confidential information, non-solicitation provisions or Labor Code Section 870.
e.
Administrative Relief. You understand that this Agreement does not prohibit you from pursuing an administrative claim with a local, state or Federal administrative body such as the California Civil Rights Department, the Equal Employment Opportunity Commission or the Workers' Compensation Board. This Agreement does, however, preclude you from pursuing court action regarding any such claim.
f.
Voluntary Nature of Agreement. You acknowledge and agree that you are executing this Agreement voluntarily and without any duress or undue influence by the Company or anyone else. You further acknowledge and agree that you have carefully read this Agreement and that you have asked any questions needed for you to understand the terms, consequences and binding effect of this Agreement and fully understand it, including that you are waiving your right to a jury trial. Finally, you agree that you have been provided an opportunity to seek the advice of an attorney of your choice before signing this Agreement. Arbitration is not a mandatory condition of your employment.

We are excited at the prospect of you joining our team. If you have any questions about the above details, please call me immediately. If you wish to accept this position, please sign below and return this letter to me within 3 business days. This offer is open for you to accept until February 26, 2024 at 7 pm, at which time it will be deemed to be withdrawn.

I look forward to hearing from you.

Yours sincerely,

/s/ JASON MUDRICK

Jason Mudrick

Director, Getaround, Inc.

On behalf of Getaround Operations LLC

Acceptance of Offer

I have read and understood, and I accept all the terms of the offer of employment as set forth in the foregoing letter. I have not relied on any agreements or representations, express or implied, that are not set forth expressly in the foregoing letter, and this letter supersedes all prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to the subject matter of this letter.

EDUARDO INIGUEZ

/s/ EDUARDO INIGUEZ

Date: February 26, 20224